February 5, 2025

Denis P. Coleman III
Chief Financial Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282

       Re: The Goldman Sachs Group, Inc.
           Registration Statement on Form S-3
           Filed January 28, 2025
           File No. 333-284538
Dear Denis P. Coleman III:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Catherine M. Clarkin, Esq.